Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following is a transcript of an interview of Mihir Dange, CEO of XCF Global Capital and Dave Lauer, as published on https://www.youtube.com/watch?v=asBMHOEKrg0:

We're live.

All right. Mihir, thanks for joining us.

Oh, thank you.

Thank you for having me.

Yeah.

All right.

Thanks, everyone, for jumping on to this special holiday edition of Let's Talk Markets Live.

We're excited to be here with Mihir Dange, the founder and CEO of XCF Global Capital.

You know, we hear from everyday investors all the time that one of the most important things for them is to invest in companies they can believe in.

And so we're really thrilled to be joined by a company CEO who is going through the process of going public in a unique way via SPAC.

And we're excited to talk to you and understand sort of this journey that you're on towards your IPO.

A SPAC is that's a short for a special purpose acquisition company, and they are formed for the purpose of identifying an acquisition target and then putting capital in it.

We'll talk about that process as well as, you know, what it's like to be part of a company that's going public in that way.

But, you know, another thing we hear from investors all the time is they want to know the stories behind the companies they invest in.

So, Mihir, why don't we start out with a bit of your background?

You started as a commodities trader on Wall Street.

Is that right?

Spent fourteen years trading?

That's absolutely correct. So I appreciate the introduction.

I am not smart enough to be the founder.

The founder is a brilliant engineer and scientist, but I am the CEO.

I did start my career in Wall Street.

I started my career trading commodities.

It was exhilarating.

We're talking about the times where there were paper tickets and you'd basically be writing your trades down on paper tickets and flicking it into a ring.

It was really interesting. And the markets have developed a lot between back then to what it is today. And I got the opportunity to kind of spend some time down there and learn all different types of commodities, all different types of structured products, unstructured products, mostly derivatives.

But watching kind of energy trades and commodity trades and metal trades versus agricultural trades, it's very different. And it was a really rewarding experience because it's fast paced. There's, you know, high energy, high action, and everything is happening so quickly.

So you have to think on your feet, you know, second to second, minute to minute.

So it was really great experience.

So you were in the pits?

I was. I was in the pits.

And, you know, the pits those days are really interesting.

There were, it was all about size, right?

So I was kind of like going up against these six foot, six foot, six lacrosse and football players and former all, you know, all American and you name it, all American X. And I was just this tiny, you know, tiny guy that was brilliant in math.

And I had to, you know, just kind of make my way, which was, you know, really, it was really, really, it's just so rewarding, right?

Like learning so much about how flow comes in and who are the right people to talk to about, you know, certain types of products, you have retail products come from different places.

And then working amongst the crowd and understanding

crowd mentality and kind of, you know,
what affects a market, how a market is made.

Because in essence, so in essence, a lot of what would happen down on the floor is you're the counterparty to some other transactions.

And you live with that position for some period of time, so you have to be thoughtful.

Not only do you have to be quick around the markets that you make, but you also have to be thoughtful about how you structure things in that market, which has been – I mean I never thought I would use that experience, but it actually comes pretty handy on a day-to-day basis.

Do you still remember the hand signals?

Oh, I do.

Actually, I do.

Yeah.

There's one, two, three, four, five, and then you go six, seven, eight, nine, and ten.

And so this is ten, twenty, thirty.

And then I forgot the... I definitely forgot all the months.

All the months had different ones.

Was this in Chicago?

This was in New York.

This was at NYMEX?

Yeah, this was in New York on the NYMEX.

And I remember, I think on my like first week on the job, oh, first week on the job, I was, it was, you know, it was fast paced. There are all these hand signals going back and forth. And I think, you know, the owner that I was working for, he said, sell, you know, like sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell, sell. sell, sell, sell, sell, sell, sell, sell, sell, sell, sell he comes over like maybe an hour or two later.

He's like, those are some great sales.

Right.

And I go, Oh, I was like, I was like, Oh, I was like, I did buys. And he goes, well, get out of them. Then he's like, I can't believe you made that mistake. He's like, get out of it. So I sell. And so he comes back. He's like, did you get out of it? I go, yeah, I sold. And he's like, well, now you're flat. He's like, you need to be short. And I'm like, Oh, my God. I was like, okay.

So really good lessons you learned.

Unfortunately, I didn't get fired.

And so six to two contracts,

like that's a pretty large contract.

Dollar amount, right?

Huge, huge dollar amount.

Yeah.

I think sometimes people don't quite realize it, especially retail, when you're buying and selling a couple contracts here, a couple there, that the institutions, the market makers, are buying and selling tens of contracts, fifty contracts, right?

What would have been the notional value of, on average, what you were swinging around?

Maybe it's reaching too far back.

It's pretty big.

We're talking about like seven figures, particularly.

Yeah, yeah, yeah.

I mean, you know, when I was in high frequency and you're writing software that's doing that, and it was very intimidating, right, to see those kinds of moves.

Even worse when there was a bug in the software, kind of like what you're describing.

Oh, my gosh.

Right?

There was a bug in that communication pathway there.

Yeah, absolutely right. Oh, man.

So how did, you know...You traded for a while, you made markets for a while.

How was it?

Did you enjoy it?

And what did you take from the experience and why did you leave?

Yeah, so it was exhilarating. I mean, you're talking about if you can.

So first, it was a little overwhelming, right? Because you go through this entire process where you need to learn. You're learning like a, almost a new language, right?

You're learning, um, the language of op.

Well, so you're learning the language of commodities, its own language.

Then you learn this, I was trade an options trader or Dorotus trader.

So you learn, um, about how those options work, how they move, how they move over time, how you have all these different things like Delta gamma, theta, gamma, theta Vega, and how they all interplay with one another. in your position.

And you essentially are, when you're a derivative trader on the floor, you're typically not having a position and liquidating it or getting out of it by the end of the week or the end of the day.

There are many times where I would have a position and it would last for years, right?

And sometimes up to five years.

Wow.

So...

You know, you're learning that language. You're also learning that option language.

And then you're learning how to manage a position and manage a position against.

And this is a zero-sum game.

Right.

So if you're losing, somebody else is earning or if they're if you're making somebody else is losing. And however, however, they get split up is based off of your contracts. So there was you know, it's a there's a there's a steep learning curve.

But once you go through that learning curve and I think you start under understanding kind of the nuance of the market, there are a lot of nuances around it,right?

There is market flow, market dynamics, option dynamics, volatility dynamics. And you have like the overall whatever product you're trading, the dynamics of that.

And once you start learning all those things and then how like retail and institutional can move markets, it's very fascinating, right?

Like really fascinating that you can start getting into the nuance of the business.

And I remember, you know, there were basically they would hire ten clerks and one would make it to the church. one to become a trader.

And then out of every ten successful traders that started into the trading pit, one would become successful.

And so it's a, you know, it's a one percent chance of being successful down there and making it.

So I feel blessed to have had that opportunity to go through the ringer, understand all those different things like the markets and the flow.

You know, it's extremely rewarding.

And in terms of answering the question of what I learned,

I think you learn how. markets move, right?

How markets move, how people think there's the psychology of game theory.

That's really important when you, when you trade and you're trading in this pit mentality.

So you kind of take all those things together and you learn really what the, the, the nuance of the, what of markets is like, which is embedded in and mine, mine happened to be embedded in commodities.

There are others that do it in stock.

There are others who do it in bonds and, some other programs like that, but might happen to be, uh, you know, really strong in the commodity market.

Do you, do you find yourself still trading from time to time just in your personal account?

Uh, no, not really.

You know, there's just no time to, you know, they, there was, you know,

I think when you, when I look back on, uh, the overall philosophy of trading, In derivative trading, you have to be an active manager because you have options and you have all the option dynamics of it.

But if you have futures or you have underlying or you have stock, set it and forget it is the best way to go.

Yeah, yeah. Yeah, I mean, totally agree.

Taking an overall thesis on something is really just the way that you're going to maximize all the rollercoasters.

Yeah. And the short term taxes.

Right.

Yeah.

No, I mean, when you're running a company, it's hard to take on any position that you might have to get out of in a day or two, right?

Like you need to be able to just put it away and look at the long term.

All right.

So that's, I think, a really great way to set the table.

Fascinating background.

You know, I think after Wall Street, Your next stop was not a very traditional one, I would say. So you started working on the electrification of the New York taxi fleet.

Is that right?

Yeah, basically.

It was actually a deeper plan. It is still a deeper plan. It's still in the works.

So I'll kind of walk through it. My business partner and I, at the time, we...we're both, we both came from markets and something that we were kind of observing and we were, we were looking at a lot of different ideas and kind of just kept our pulse on this one for probably twelve to eighteen months before actually doing anything.

And one of the main things that we, that we still, I still think exists today is this idea that

The idea of the rideshare market, when we started this, which was probably like six or seven years ago, it felt underdeveloped, right?

It felt like it was more in the earlier innings of that market.

You had Lyft, you had Uber, you had some of these other ancillary things that are out there.

But in New York City in particular, and in some other cities, you had taxis.

And those taxis are still... a mode of transportation of navigating around the city.

You have found where taxis have become very expensive, taxis have almost been weeded out, and Uber and Lyft have almost supplanted what that business looks like.

But in major cities, a little bit in Chicago, a little bit in Philadelphia, a little bit in Miami, in Vegas,

And predominantly in New York, taxis are a lot less expensive than Uber and Lyft.

Just by the base per mile per minute construct, it's just less expensive.

And Uber pricing is obviously Uber and Lyft pricing has gone up dramatically.

More importantly, what we wanted to do is we wanted to create this program where it's simple.

You could have an app which shows you side by side kind

of what the pricing looks like. that's how it started.

And then we sat down with drivers and drivers are typically of immigrant background, similar, you know, similar ethnicity of mine or of similar, you know, lineage.

And they're working with phones that just don't have that capability.

And then, and the second thing was they kind of,

There was a problem. And they said, look, you guys are trying to bring taxis up and online into the new age.

We commend you. But we're kind of struggling right now where we're behind on our mortgages, our taxi mortgages.

There were six, seven, eight hundred thousand dollars in value. They got up to one point one million dollars in value.

And now they're worth one hundred thousand dollars.

Yeah.

Help us with that problem.

Right.

Right.

And we kind of looked at each other and said, crap.

I was like, that's a pretty big problem.

Like, let's go fix it.

Yeah, Uber destroyed the value of the medallion.

Yeah, they really did.

So we went and that's what we did.

We worked with city council, we worked with local politicians, we worked with a famous politician in New York City who basically did an equity for services deal and

We petitioned the city hall and came up with legislation and regulation that was eventually passed to level set the medallion mortgage down to a level which was basically tradable where it is today.

It was enacted by the largest hedge funds and the largest banks out there because we implemented that.

And so after we had implemented it, we said, well, we've actually taken a lot of the risk out of the system.

We created a free trading medallion. Let's go and have a holistic approach here, which is roll-up operators, purchase medallions, take our technology, and almost create a vertically integrated system, which could then be...electrified and move towards the electrification of NewYork city taxis.

Um, and then there's, you know, there was an even larger, there's an even larger opportunity beyond that.

If you are able to work with city hall again and convert those into the first autonomous vehicle licenses in the country, right.

There's a, there's something even deeper, more systemic there.

So this is interesting, right.

Um, didn't pay the bills, um, but you know, but, we learned, I learned so much.

I learned so much.

It's still, it's still out there.

We still have the program and we now have a, um, upcoming partnership with Uber.

So it's interesting how kind of everything kind of comes full circle, comes full circle and it comes back together.

Um, but I think the, the biggest lesson to learn there is, so I had, I had phenomenal business partners and we work with great, uh, politicians, which, um, I think to me was like kind of the secret sauce, which is if you work with good people, that's an important part of your business.

But regulation is kind of a way to create a moat around what you're doing.

So if you can incorporate regulation to some degree or you have the ability to create a moat,

A regulatory moat is a little bit deeper, stronger than some other moats that exist out there.

Yeah.

I mean, that's often actually used as a criticism for regulation, right?

That it helps put moats around incumbents and can stifle competition.

But in this context, it sounds like it evens the playing field.

It's a completely different perspective, I think, on regulation.

Yeah, I think it was interesting because I never looked at regulation that way.

I looked at regulation as something that you just kind of accept, right?

That the law is the law and whatever the law says that's what I have to do.

But what I learned here is that there is an opportunity if you use regulation to your advantage or you have the ability to craft it or you have the ability to work within the confines of it that you could potentially use it to your advantage or you can use it to understand what could create a new market or create a new type of dynamic. It just so happened here that we had the ability to work with city council and it was like a collective effort that across the board is something that people wanted.

I think if you get a lot of opposition and this was not something that was desired, you could see that it could potentially be sitting there today and not enacted.

Did you face opposition from the big rideshare companies at first?

Or did they stay out of it?

Yeah, so kind of ride share was like, you guys do what you guys want to do, right? There was a little bit of opposition from some of the debt holders because the debt holders are carrying some really, you know, interesting pieces of paper out there that have a lot more flexibility.

But I think over time,

I think everybody in the ecosystem realized that it's just not...

If you remember Harp in two thousand seven, two thousand eight, it just doesn't do anybody any good to have be underwater on the mortgage and not be able to systematically pay back.

Right. It just creates a lopsided opportunity and eventually could end like just completely end the market.

And I don't think anybody wanted to end the New York City taxi market.

And in actuality, it's thriving today.

It's doing very, very well.

Man, what a great story, right?

Like what a great outcome.

How cool to have been a part of that.

So how do you go from there to a company like XCF?

Yeah, I mean, even I say the same thing.

Like how does it all come together, right?

So interestingly, so while I was working on Wopanda, which was this taxi business, I was approached by one of my advisors, somebody I've known dearly for a long period of time, who had been working in this green energy business for a couple of years prior to me.

And reached out basically with, hey, I know you understand commodities.

Can you help me?

Can you kind of help me with procuring feedstock?

And that's, you know, I said, sure.

I was like, I'm willing to help anytime.

Um, you know, and quickly you learn that these are two very different markets, right?

One is a physical versus what I've been trading, which was, uh, futures and options, uh, prior to, so very different markets.

And I had the opportunity to basically learn about green energy, green transition and how these feedstocks are playing a role into that green energy and transition.

And, and more importantly, like the, the science around just some really cool stuff.

You take canola oil or you take soybean oil or you take corn oil and you convert it into jet fuel.

Like, yeah, that's pretty interesting.

Right.

So you're like, okay, well, how do you do that?

Right.

How do you, this thing is like, I'm taking, I'm almost like ingesting this thing and now it's turning into jet fuel.

So, um, you know, so I had the opportunity to learn and I'll be honest with you, we made, you know, I made a lot of mistakes.

You know, we tried to buy feedstocks from, you realize there are just a lot of bad characters and bad actors out there, made a lot of mistakes, but it was kind of really eye-opening because you start understanding more about a different market, like the physical portion of a market that I had already been involved in, a commodity, but more on the paper side of it.

So it kind of started connecting all the pieces and connecting all the dots, and then you make mistakes, so you kind of want to correct those mistakes, and then really learning about the green energy transition was just exhilarating.

Okay, so let's talk about XCF and sustainable aviation fuel.

I mean, I'd never even heard about it until I encountered you and we, you know, I learned about XCF.

Um, but it, so it sounds to me like it's really sort of like a biofuel approach.

Um, and so it's not actually, it doesn't, it's more about the sustainability of sourcing it.

Is that right?

Yeah.

So, um, So XEF means X carbon footprint.

And, you know, to be honest with you, two, two and a half years ago, I didn't even know what SAF was.

Right.

It was I just it was it's a new product.

It's still a new product.

But, you know, understanding kind of what it means and where it comes from, you know, traditional oil and gas has been there.

LNG is a pretty, you know, it has been around.

There's LNG, RNG, and then you start learning about the sustainability for aviation and aviation fuel and why it doesn't exist.

And it's because kind of other industries in oil and gas have developed prior to, um, it became interesting for me because it, it became interesting around this like feedstock concept, because what happens is you, you pull in a feedstock, which is a corn oil.

It's a corn oil or a, a corn oil, a distiller's corn oil.

I'll tell you the ones that we use.

Um, um, canola oil is one animal tallow is another, um, anything that's a lipid, right?

Anything where there's like a free fatty acid that you could use, you have this, you have hydrogen where you take hydrogen, you mix it with this free fatty acid, you re you put it through a hydro treater, which basically busts all the molecules apart, takes the, pulls the bonds apart and then puts it into the molecular composition that it needs to be, which is the molecular composition of jet fuel.

And you get certain byproducts out of it.

So the science part of it was really interesting to me.

I've always been interested in science as a kid.

Is it a similar process to ethanol?

Is it almost the same thing?

It's kind of similar.

It's definitively different, though.

That process of how you make ethanol... is um is more around like a like an alcohol process right different type of feedstock and a way to get there whereas the free fatty acids out of these oils are typically what you use to to make this biofuel biofuels have been around for a long period of time so it's not you know biofuels have always been there but the sustainability aspect around jet fuel this is new because so now um you know there there are all these mandates that are out there there are all these goals these initiatives where they want to reduce the carbon footprint that comes out of aviation and the aviation carbon footprint as an entire industry or sector is about three percent of the overall greenhouse gas emissions for the entire world which is it's enough.

It's big enough to, you know, to make a dent here.

So they did a lot of studies and a lot of analysis, and they started kind of reducing the carbon footprint by electrifying the fleets, trying to, you know, create synergies at the ground level within aviation.

And slowly they started to realize that if we're going to meet any type of target and or mandate around aviation fuel, the only way there right now is sustainable aviation fuel.

We're a little bit away from carbon type of airplanes and carbon capsules in airplanes.

And the last time we had something like that, we had the Hindenburg, right?

So there's obviously a lot of energy that is spent in trying to fix that problem.

But that is probably decades away before we get to the actual change in the aviation plane.

We've seen it in the vehicle right now, and that's why Tesla does, I think, extremely well, because they kind of beat everybody to that opportunity.

The way that we're seeing XCF right now and kind of how things are moving in the sustainable aviation fuel market is XCF has an opportunity to potentially be a sustainable aviation fuel leader.

And sustainable aviation fuel is going to be that leading idea for aviation for some period of time.

There are facilities that are coming up and online slowly, but the SAF market is just really, really new.

And because it's so new, there is just a huge necessity for sustainable aviation fuel, particularly in Europe.

Interesting.

Okay.

And so Europe does seem to be let's say, embracing sustainability a bit more than the U.S.

So so is that that's where you see, you know, the opportunity to start?

Well, what's happening is they're basically two different markets right now.

One is the European market and that European market is mandate driven.

So there are two percent mandate this year for sustainable aviation fuel out of all out of all planes that are departing out of the EU.

So if you or if you fly over the EU, you need to have two percent of sustainable aviation fuel into the wing of your plane.

The that will grow two percent per year per annum for basically up until twenty forty.

So, by twenty thirty, it's going to be ten percent and it's just going to continue to go up until they get to the point where they can get it up to sixty percent.

So it's going to the need for that is just it's going to be it's never going to stop at the domestic level.

What's happening is domestically.

There is a goal that has been that has been issued by the US government to hit three billion gallons of sustainable aviation fuel production between now and twenty thirty.

So the US is a little different where they're saying, hey, we want to meet this goal.

And in order to meet that goal, we're going to give a lot of incentives.

So we're going to incentivize you incentivize producers to come in and say, okay, we will give you all these credits.

We'll give you a forty five Z credit.

We'll give you a crude blenders credit.

We'll give you low carbon fuel standard credit.

And if you if you can produce your sustainable aviation fuel, we will domestically, we'll give you that credit.

And then that's going to help spur production.

The only problem is we're in a, We're almost in twenty twenty five.

And I think the production for this year for sustainable aviation fuel was one hundred million gallons.

Nowhere near nowhere.

Right.

So we have to we are at one hundred million gallons and we need to get to three billion by twenty thirty.

We're just really far off.

Right.

Yeah.

Why is that?

It's because so because we have a nascent market.

What's happening at the financing level is that it's really difficult to get financing.

And the reason it's difficult to get financing is because you don't have a traditional market where you have traditional benchmarks.

So in my old commodities days, you have a benchmark for everything, right?

You have a benchmark for the price of, and you name it.

Any type of energy product, commodity product, agricultural product, you can find a benchmark for it or a derivative of it.

With sustainable aviation fuel, there is no benchmark.

There is no benchmark to say, okay, this is what the rough price should be.

So it's a little bit of a guessing game, and because of that quote-unquote guesswork, you have people who want to come and finance projects and they're willing to finance projects potentially up front.

But you need to have everything baked in.

You need to have your off taker.

You need to have your engineering, engineering and construction at a fixed rate.

You need to have all your ducks in a row in order to get that financing.

Now, you can turn renewable diesel projects into sustainable aviation fuel, which has a lot of opportunity, a lot of scope.

Now, the issue is that the financing around that is kind of difficult unless you have multiple renewable diesel projects on property.

Because your renewable diesel project, if you turn it off to turn on sustainable aviation fuel, you call it have a three to six month conversion period, or maybe even shorter, maybe depending on the size of your facility, but call it anywhere between one and six months.

But when you turn your facility off, you don't have revenue and you don't have income.

Right.

Investors are not willing to underwrite things that don't have revenue and income at this juncture because it's still a nascent market.

So you're finding that financing is actually playing a really important part in why these facilities have a hard time getting up and running.

There's also this idea of science and pathways.

So you can take ethanol and you can convert it into a sustainable aviation fuel.

You can also take the slip it and convert it into a sustainable aviation fuel.

You have advanced projects that take waste and convert it into sustainable aviation fuel or power and convert it.

So the method that we use is probably the most readily available, lowest cost of production that's out there.

Some of these other pathways are a little bit more advanced and there's a little bit more science.

And as it keeps going up that curve, up to that waste curve, you're literally taking waste and converting it to sustainable aviation fuel.

The science around it is so fascinating, but it's a little bit far out there.

And so the costs for those are dramatically more.

The science around them is dramatically more.

So the technology curve around it is very steep.

So you have so like embedded in the investment is this idea of technological risk, which makes things even more difficult.

So you don't you only have like a handful of facilities that are actually working around the world right now.

And, you know, one of few here in the United States.

So that's fascinating because what you just described, the first set, not the science.

I mean, to me, the science is, of course, fascinating.

And we'll probably talk about that too much and we'd lose all our viewers.

But the financing of it you know, I often have to remind people because markets have become, you know, casinos essentially, right?

They've become gamified.

They've become manipulated.

There are all sorts of issues in markets where people have sort of lost sight of the fundamental purpose of markets, right?

And there are two reasons that markets exist.

It's capital formation and price discovery.

And that's exactly the problems you're describing, right?

That capital formation is not quite there.

And it's also not quite there, which I hadn't heard this, but this is an interesting angle because the price discovery, the index isn't there, right?

And for people who maybe don't quite follow, you're probably used to hearing, let's talk about a different index, right?

With crude oil, for example.

There are multiple benchmarks, multiple indices that you can use when you're operating, when you're trying to finance a project, right?

You have like West Texas Intermediate versus Brent C, depending on like where in the world and what type of crude oil you're sourcing and transporting or trading, right?

And you're saying you don't have that same thing with sustainable aviation fuel.

So you're missing that secondary market and that makes capital formation, makes raising money more difficult too, which seems like the perfect segue to, okay, so you're confronting this problem and you decide, why don't you talk us through, how did you come to deciding to use the SPAC to go public?

And what has that process been like?

Great question.

So I think first we should address this idea that a SPAC kind of has a negative connotation to it, right?

There's a lot of overhang, I think, with this idea or concept of a SPAC.

So I'm fully aware, fully cognizant of what that means.

I think if we take it from backwards to forward, So you're absolutely right.

Right.

Like the idea of price discovery and not having, you know, this capital formation is a difficult part of this process, which we started to realize pretty quickly.

We worked with the government to get some type of financing and funding, and we have a unique type of capital formation or capital stack.

And you'll find that a lot of sustainable aviation fuels have really interesting capital stacks, unless they're backed by a really large enterprise.

So as we kind of went through this process where procuring feedstock is its own element, the capital formation portion being its own element, finding price discovery is its own element.

What we also realized is we felt like there was a pretty strong opportunity to do something with this private company in the public markets.

Now, typically what you would think is you would take this company, you would let it season for two, three, four years or something like that, and then either take it to the public markets or maybe  take it to a private equity firm and figure out what's the next best methodology for something like that.

You have proven revenues.

You have an operating base.

What we did was, and the reason we chose to go The SPAC and the SPAC route is, so A, there are a lot of these SPAC vehicles because of the overhang that are looking for targets that will have real revenues.

So real revenues, real EBITDA, and in particular for somebody like us, we have real infrastructures. And those are really just for, you know, forget about whether it's a SPAC or not a SPAC.

Those are always really good opportunities to be into the public markets.

The SPAC itself, what it does is it allows us to actually pull forward kind of twenty twenty five, twenty twenty six and maybe even some of twenty twenty seven revenues into the what is like today's valuation on some type of DCF and DCF type of basis.

Normally, we would wait three or four years to kind of get that same type of opportunity. But because this market is really young and nascent, we think that the opportunity by pulling it forward today is creating an investable product, A, for ourselves and B, for the rest of the market.

Right now, there isn't really an investable product around sustainable aviation fuel.

If you wanted to own sustainable aviation fuel, there are companies out there, but they have existing crude mining and crude businesses embedded with it.

So you're only getting like a portion of exposure to sustainable aviation fuel.

Whereas our intention here is to be fully renewable, fully sustainable, sustainable aviation fuel kind of infrastructure around it where you're going to get direct correlation to that market.

And the second part of it is because we have this opportunity to have real earnings, real EBITDA, real infrastructure.

It's a completely different type of SPAC vehicle in my opinion, right?

The SPAC is just an opportunity for us to get public. The rest of it is you still have to perform like a,like a real company.

And once you do that, you have real tangible equity and public equity.

That's very usable in the entire market. And that's what we really wanted to do is create this public equity component where it'll allow us to grow and expand our footprint a lot more steadily than what exists today,which is this disjointed capital stack.

Oops, I lost Dave.

Oh, man.

Can you hear me?

We got you back.

I don't know what's going on.

My browser just completely froze, and now my camera's not working.

But sorry.

Keep going.

Oh, sorry. I did keep going, so I can take it back a little bit if you want.

Yeah, no, that's fine.

Keep going.

I heard most of what you were saying.

It just froze at the last minute.

No worries.

Basically, I think the synthesis of what I was saying was it's a great opportunity now because it's a real company.

The SPAC is just an opportunity to get public a little bit faster than we normally would, but I think it creates an investable product for people who want to invest in sustainable aviation fuel, institutional and retail products.

And then what I really like about it is it creates public equity, and that public equity component will allow us to not be completely dependent on this disjointed capital stack that currently exists.

And so, okay, why don't we just take a step back for those that aren't quite familiar, and can you talk about, like, what is the SPAC process?

You know, I think maybe people, you know, we could have listeners that actually don't even know the difference between that and a normal IPO.

So maybe you can talk through that.

Yeah, sure.

Sure.

So a normal IPO is – so let's say XCF was basically a normal IPO.

We would take our shares.

We'd register with the SEC.

We'd probably go with some type of investment bank.

And then what they would do is they would take the equity portion, basically – excuse me – take the shares and sell them – sell those shares at a certain price to the public and public market and create an order book in order to derive what the value of this company should be.

Obviously also around fundamentals and things like that.

And so that's taking your company and listing it and going public.

A SPAC vehicle is a little bit different where it's called a specially purpose acquisition company. They go public first. So the company goes public first and their job is within a two to three year time period. It has a shelf life. They have money and trust and they've gone public already. And they have to go and reverse merge a company into their shelf. And in order to reverse merge with it, they go and find targets.

So when we started this process, we spoke to many different companies that were, they already had their vehicle that was listed and trading.
So they're already public and they had interest and we had multiple suitors that were interested in having our company be merged into their shell. And because the value of our company is larger than the value of their shell, it's basically a reverse merger. And so we reverse merge into this shell. And this shell that we have right now is focus impact group BH three. Now, there are other layers to this, which is it's not just the shell. You also want to make sure that you're dealing with people who understand your vision and understand where you're going with this because you want to make sure that they support your vision.

And Focus Impact, BH-III, run by Carl Stanton and Ray Thorne, they are both previous people who are They've done a lot of work in energy.
They've done work in green energy. And more important, their idea of focus impact is something that has a double bottom line approach,

something that is good for the environment or has some good to it, but also has the ability to achieve a profit. And I think that vision is something that we shared collectively and we still share to this day on a go forward.

So there's a melding of this, the trust and the shares that are already publicly trading, but you also want to make sure that you get along with the shell that you're dealing with because those people are instrumental on how you progress forward.

And so that's how we settled on the SPAC that we did and the reason why we settled for what we did.

Okay, so where are you guys at in the process? And what comes next?

So the way it typically works is once you go through your SEC filing and you're reverse merging in, then you actually have to go and file a registration statement with the SEC. Once you file your registration statement with the SEC, they basically, you go back and forth on comments.

They say, okay, well, we have a comment around Um, you know what you wrote here around some of your disclosures or some of your reps and warranties or something that you said about your business and our business model or something you said about your pro forma, your pro forma statements. So base off of those, we have comments around it.
And once you go back and forth on the comments and you, you conquer all the comments, then that's your way of going public. You go effective. And then once you're effective, then you have to do a proxy vote with the, uh, with the shell in order to actually start trading.

So we have been at this now probably seven or eight months, and I can't tell you exactly where we are in the process, but I can tell you, we are really towards the end stages. So we are, you know, God willing a few months, a couple of months.

Okay.

So in a couple of months, the merger becomes effective, and suddenly the stock that was the focus group becomes XCF, and now you are publicly traded.

I assume the funding happens then as well?

Does it all happen at the same time?

Yeah, so after you go effective, then there's a vote. There's a proxy vote for...so that you could actually start trading and that the SPAC agrees. And then there is also a vote around the dollars that are in that trust.

And so the people that are in that trust who control those dollars have the opportunity to say, we'd like to keep those dollars in trust or we think this might be a good time for us to redeem some of those and keep some of them there. Only at that time will we know kind of what happens, but that's exactly right. That's the timing where everything comes together. And in the interim, we'll be raising some of our own dollars as well to put on the balance sheet as we go forward.

Okay.

And it's such an interesting process, even though it's a bit, you know, not quite new.

I mean, SPACs have been around now for a few years, but maybe less conventional, less traditional than what we think of as an IPO or even direct listing. It is a process filled with oversight and governance.

And the idea that there's this vote that takes place has always been, I think, a good aspect of the SPAC process, right?

Because there is a point in time at which all of the shareholders of the SPAC can say, no, we disagree with this and we want our money back.

Or yes, this is a good target at a good valuation.

And this makes a lot of sense for us.

I mean, that's absolutely right. At the end of the day, a SPAC is, in my opinion, it's just a vehicle to get public. Whether you go direct listing or you go IPO or you go through the SPAC vehicle, it is just a mechanism to go public. And once you're public, you still have to do everything else that any other public company does. You have to have the reporting. You have to meet expectations and estimates and you need to consistently be performing in the market with your revenues, your earnings and your EBITDA. And if you're not doing that, you're going to get penalized. And if you are doing that, people are going to understand the value of it. We think that there is a first mover advantage And we've seen first mover advantages in other green energy companies. And we think there is a first mover advantage potentially with what we're doing and using the public markets as an instrument to tap into.

Yeah, I also love the point you made earlier about how if it was a normal IPO process, that might not occur for a few more years down the road. Whereas with the SPAC, you can access public markets earlier in the life cycle.

And I think that's really important because I think something that public markets have lost out on is the ability to buy really exciting companies at an early point in that valuation curve.

You know, if you look back at like the nineties and the two thousands, a lot of tech companies, for example, could be bought at really low prices because they could go public earlier on.

And that's, you know, with Dodd-Frank and other regulation and the massive size of private markets now, that's really sort of become something you hardly see anymore.

You know, most companies go public at massive multi-billion dollar, tens of billions of dollars, even a hundred billion dollar valuation.
And the wealth effect of being there early is not spread around as much as it should be.

You absolutely nailed it, because what happens in those situations is the wealth effect is with the VCs.

Typically, that wealth effect happens with the VCs and the early investors who have supported and nurtured this thing to grow into the size that it is today.

The opportunity, because the markets are new around sustainable aviation fuel and the financing is new and still not readily available, it's actually also the opportunity. It's the opportunity to be able to figure the financing out and the markets portion that if somebody is smart enough to do that, that becomes an advantage.

We're seeing in Europe, Because of the regulation, it's creating its own moat, right?

That that two percent mandate, if you don't meet the two percent mandate, you have you get penalized. You get penalized maybe up to twenty dollars a gallon.

So that sounds like a lot.

It sounds like a lot.

Right.

So now so regulation is again, regulation is back.

Right.

Markets are back.

And I think what we're trying to do pretty smartly, or the attempt, let's see if we're successful at it, is once we take this company public and we basically stabilize the stock by having real earnings and EBITDA, which we're gonna be having shortly, we now create a value in a company and a currency that is usable.

So a lot of these projects who have had similar have had issues trying to get up and running, have disjointed capital stacks, can use public currency as a way of fixing investor issues or fixing their whatever they need in order to get themselves up and running.

And that's a massive opportunity that doesn't exist today because getting the traditional financing, which is usually left by the banks or usually left by some of these larger wholesalers that use their balance sheet, they're just not using it. So it's a creative way to kind of step into that role and grow quickly. And that's what we're trying to do.

That's great.

I mean, it's a great story. And I think it's going to be fascinating for me and I think for the audience to kind of get to be here with you alongside you as you go through the journey.

So I really appreciate you coming on to Let's Talk Markets and appreciate you sort of signing up for showing your journey and experiencing it with us. And I think We're going to have you on again, maybe every couple of months just to hear, you know, how's it going? What's been the experience so far? What is it like shepherding a company through this process and accessing public markets?
And so I definitely appreciate your willingness to do that and your interest in engaging with retail investors, both on the program and on the Urban Finance platform.

I would love to.

I think it's unfortunate sometimes that retail investors, they don't get the same access to...institutional type of flow.

For some reason, I feel like they're left out, but I think the retail community has proven over the last few years how ridiculously important they are.

I love sharing this story because I think retail has the ability to create this amplitude effect in anything they touch.

So, you know, hopefully people like the story and if they like the story, that's great.

Yeah, I think they will. This has been great.

So Mihir, thanks for joining us on Let's Talk Markets Live, our final one of twenty twenty four. It's been a fun year. It's been a fascinating year in markets. And we'll look forward tohearing from you again soon. And we'll look forward to seeing all of you, our great audience, our great viewers and listeners on the next episode, which I think will Probably won't be next week. So it'll be the week after.

But, you know, I'm here and everyone have a very Merry Christmas, Happy Holidays and a fun new year. And thanks for a great twenty twenty four.

I really appreciate it.

Thank you so much.

And happy holidays to everybody and to yourself and to your family.

Yeah.

Thank you.

You, too.

Thanks.

All right.

We'll see you all again.

On December 23rd, 2024, Dave Lauer published the YouTube link of the interview in the following post on X:

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the Securities and EC from time to time, including the registration statement on Form S-4, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) by NewCo on July 31, 2024 (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the proposed business combination, BHAC and XCF have prepared, and NewCo and XCF have filed with the SEC, the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus contains important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or NewCo, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information is also in the Registration Statement that has been filed with the SEC, which includes the preliminary proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.